UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-25668
                       ----------
(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: June 30, 2000
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                            Global Technologies, Ltd.
                            -------------------------
                             Full Name of Registrant

                            -------------------------
                            Former Name if Applicable

                 The Belgravia, 1811 Chestnut Street, Suite 120
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Philadelphia, PA 19103
                            ------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2000 cannot be filed within the prescribed time period without unreasonable effort and expense because the Company is experiencing delays in the collection of certain information regarding material subsequent events required to be included in the Form 10-KSB and in preparing its final audit report. Further, certain financing transactions which the Company entered into during the fourth quarter and subsequent to year-end have complex accounting treatments and financial statement disclosures that are new to the Company. The Annual Report on Form 10-KSB will be filed no later than the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           S. Lance Silver, Esq.          215             972-8191
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended June 30, 2000, the Company anticipates a significant change in results of operations from the corresponding twelve months ended June 30, 1999. The Company's conclusion is based on a one-time, non-cash benefit related to the reversal of warranty, maintenance and commission accruals as disclosed in our Annual Report on Form 10-KSB for the Transition Period ended June 30, 1999 and the start-up costs associated with the international lottery operation as disclosed on Form 10-QSB for the nine-month period ended March 31, 2000. Due to the complex nature of fourth quarter transactions and subsequent events as noted in Part III above, the Company is finalizing the effect of these transactions on the year ended June 30, 2000.

                           Global Technologies, Ltd.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2000                    By: /s/ S. Lance Silver
                                               ---------------------------------

Global Technologies, Ltd.
The Belgravia
1811 Chestnut Street, Suite 120
Philadelphia, PA 19103

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by The Network Connection, Inc. on or about September 28, 2000, which contains notification of the registrant's inability to file its transition Form 10-KSB by September 28, 2000. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended June 30, 2000, to be included in Form 10-KSB.

Very truly yours,

KPMG LLP